 1-A/A LIVE 0001646036 XXXXXXXX 024-10522 UNITED GROUP FUND, INC DE 2015 0001646036 6798 47-4209125 1 0 18622 ROCOSO PL TARZANA CA 91356 408-858-5748 Jillian Ivey Sidoti Other 11472.00 0.00 25000.00 0.00 36472.00 0.00 0.00 0.00 36472.00 36472.00 0.00 3161.00 0.00 -3161.00 0.00 0.00 Artesian CPA, LLC 0 Preferred Stock 2250000 N/A N/A 0 true true false Tier2 Audited Equity (common or preferred stock) Y N N Y N N 25000000 0 1.00 25000000.00 0.00 0.00 0.00 25000000.00 0.00 0.00 0.00 Artesian CPA, LLC 2500.00 Trowbridge Sidoti, LLP 35000.00 Cherif Medawar 0.00 0.00 25000000.00 true AK AL AR AZ CA CO CT DC DE FL 2Q HI IA ID IL IN KS KY LA MA MD ME MI MN MO MS NC ND NE NH NJ NM NV NY OH OK OR PA RI SC SD TN TX UT VA VT WA WI WV WY A0 A1 A2 A3 A4 A5 A6 A7 A8 A9 B0 Z4 false United Group Fund, Inc. Preferred Stock 3963300 0 $39,636 at $0.01 per share These shares of our preferred stock qualified for exemption under Section 4(2) of the Securities Act of 1933 since the issuance shares by us did not involve a public offering.